Legend Oil and Gas, Ltd. 8-K

Exhibit 2.3

Execution Version

Sher Trucking L.L.C.

3111 Bel Air Dr. #21A

Las Vegas, NV 89109

April 3, 2015

Legend Oil and Gas, Ltd

555 NorthPoint Center East

Suite 410

Alpharetta, GA 30022

Attn:    Warren S. Binderman

Ladies and Gentlemen:

Reference is made to the Membership Interest Purchase Agreement (the “Purchase Agreement”) of even date herewith by and among Sher Trucking L.L.C. (“Sher”), Albert Valentin, Steven Wallace, Black Diamond Energy Holdings LLC and Legend Oil and Gas, Ltd. (“Buyer”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Purchase Agreement.

1.

Post-Closing Payment. The parties hereto agree that within five Business Days of the consummation of the Purchase Agreement, Buyer shall pay to Sher a cash amount of $125,000 via wire transfer to an account designated in writing by Sher to Buyer. Such amount shall be in addition to the Purchase Price set forth in the Purchase Agreement.

2.

Closing Adjustment. Pursuant to Section 2.03 of the Purchase Agreement, the parties anticipate that Post-Closing Adjustment will be a positive number and that Buyer will have an obligation to pay the Sellers the amount of the Post-Closing Adjustment. The parties hereto agree that the $125,000 payment made by Buyer pursuant to this letter agreement shall be credited toward Buyer’s obligation to Sher for any Post-Closing Adjustment. For the avoidance of doubt, if the Post-Closing Adjustment owing to Sher exceeds $125,000, Buyer will required to pay the excess amount pursuant to the terms of the Purchase Agreement.

3.

Adjustments for Tax Purposes. The parties hereto agree that any payments made pursuant to this letter agreement shall be treated as an adjustment ot the Purchase Price set forth in the Purchase Agreement for Tax purposes, unless otherwise required by Law.

4.

Remedies. Any and all amounts not timely paid by Buyer to Sher under Section 1 hereof shall accrue interest at the rate of 18% per annum beginning on the date such amount is due and through the date on which such amounts have been paid in full. This remedy is in addition to any and all remedies available to Sher under the Purchase Agreement.

5.

General Provisions. The commitments made pursuant to this letter agreement shall be subject to the following general provisions:

A.	Each party hereto represents and warrants that the execution, adoption and delivery of this letter agreement has been duly and validly authorized by all necessary action of such party, and upon execution and delivery by such party, shall be a legal, valid and binding obligation of such party, enforceable against it in accordance with its terms.

B.	This letter agreement shall be amended only through a written amendment executed by each of the parties hereto. There are no additional “side letters” or similar agreements between the parties hereto relating to the Purchase Agreement. This letter agreement and the Purchase Agreement, along with the other documents and agreements referenced in such agreements, contains the entire understanding between the parties, and supersedes any prior written or oral agreement between the parties hereto with respect to the subject matter hereof.

C.	This letter agreement may be executed in any number of counterparts and, when so executed, all of such counterparts shall constitute a single instrument binding upon all parties.

[Signature page follows]

Please indicate your agreement to the foregoing by signing a copy of this letter agreement where indicated below and returning it to Don Hampton at Sher.

LEGEND OIL AND GAS, LTD

By:
Name:
Its:
Date:

SHER TRUCKING L.L.C.

By:
Name:
Its:
Date:

[Signature page to MIPA Side Letter]